

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2011

<u>Via Facsimile ((718) 793-4034)</u>
Joseph G. D'Arrigo
Chief Executive Officer
Native American Energy Group, Inc.
108-18 Queens Blvd. Suite 901
Forest Hills, New York 11375

> **Re:** **Native American Energy Group, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10**
> **Filed April 12, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed April 27, 2011**
> **File No. 0-54088**

Dear Mr. D'Arrigo:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director